YELLOWCAKE MINING INC.

April 5, 2007

Strathmore Minerals Corp.

810 – 1708 Dolphin Avenue

Kelowna, BC V1Y 9S4

Attention:	Dev Randhawa,

Chairman and CEO

Dear Sirs:

RE:      Binding Letter of Intent – Sky Project, Wyoming

This Letter of Intent (the “LOI”) sets out the basic terms upon which Yellowcake Minerals Inc. (“Yellowcake”) would be prepared to enter into a joint venture with Strathmore Minerals Corp. (“Strathmore”) to explore, develop and mine property located in Fremont County, Wyoming and more particularly described in Schedule “A” hereto (the “Property”). While this LOI recites the principal elements of the agreement reached between us, the terms are not comprehensive and additional terms will be incorporated into a formal agreement to be negotiated.

1.	OPTION
1.1

Strathmore will grant Yellowcake sole and exclusive rights to earn-in an 60% interest in the Property in consideration of Yellowcake will incur a total of $7,500,000 in expenditures on the Property (“Expenditures”) in accordance with the following schedule:

(a)	$2,500,000 on or before the first anniversary of Closing,
(b)	an additional $1,500,000 on or before the second anniversary of Closing,
(c)	an additional $1,500,000 on or before the third anniversary of Closing, and
(d)	an additional $2,000,000 on or before the fourth anniversary of Closing.
1.2	Provided that Yellowcake is not in default of any terms of this LOI, Yellowcake will have earned a 25% undivided interest in the Property once Yellowcake has spent $2,500,000 of Expenditures.
1.3

The option will terminate and Yellowcake will have no further interest in the Property at 5:00 p.m. (Pacific Time) on the fifth day after the first, second, third, or fourth anniversary dates of Closing if:

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(a)	Yellowcake has not incurred the Expenditures in accordance with 1.1, and the failure to incur the Expenditures was not due to events or circumstances beyond Yellowcake’s control, or
(b)	if terminated by Yellowcake in accordance with this LOI.
2.	EXPENDITURES
2.1	Expenditures will be made in accordance with exploration and development programs which have been approved by both Strathmore and Yellowcake from time to time.
2.2

The Operator will submit exploration or development programs for the coming quarter to Yellowcake for approval. The program will also be accompanied by a budget outlining the amount of Expenditures for such program. The draft program will contain a statement in reasonable detail of the proposed exploration and/or development work on the Property, estimates of all Expenditures to be incurred and an estimate of the time when they will be incurred, and will be delivered to Yellowcake no later than 60 days prior to the period to which that draft program relates. Each draft program will be accompanied by such reports and data as are reasonably necessary for Yellowcake to evaluate and assess the results from the program for the then current year and, to the extent not previously delivered, from earlier programs.

2.3

Yellowcake will review the draft program prepared by the Operator, and no later than 30 days after receiving a draft program, either reject the program or approve the program. In the event the program is rejected the Operator will prepare an alternate program mutually acceptable to Yellowcake and the Operator.

2.4

Once programs and budgets for Expenditures are approved, Yellowcake will receive quarterly cash calls from the Operator, and thereafter will have 30 days to deposit the amount of the program budget into a bank account maintained by the Operator solely for receipt and payment of the Expenditures for the Property.

3.	EXERCISE OF OPTION AND CREATION OF JOINT VENTURE
3.1

Once Yellowcake has earned in the right to acquire the initial 25% interest in the Property, Strathmore will forthwith take all steps to transfer an undivided 25% interest in the Property to Yellowcake.

3.2

Once Yellowcake has earned in the right to acquire the second 35% interest in the Property, Strathmore will forthwith take all steps to transfer a further undivided 35% interest in the Property to Yellowcake.

3.3

As soon as Yellowcake has earned in the right to the initial 25% interest in the Property, a joint venture between the parties will be deemed to have been entered into and Yellowcake will be entitled to its share of uranium or any other mineral extracted from the Property in accordance with Yellowcake’s earned interest at the time.

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3.4

Yellowcake has the right to approve any mining or other activities which will result in the extraction of uranium or other minerals from the Property. Such decisions will be made jointly by the parties and in the event there is a disagreement, the parties may vote on such matters in accordance with their respective interests in the Property.

4.	OPERATOR
4.1	Until Yellowcake has earned in its 60% interest in the Property, Strathmore will be the Operator. Thereafter, Yellowcake will be the Operator.
4.2	While Strathmore is Operator, it will do all things necessary to:
(a)	develop programs and budgets for the Expenditures for the approval of Yellowcake,
(b)	obtain all work permits, environmental approvals, insurances required to carry out exploration and development programs,
(c)	maintain the Property’s mineral leases and rights in good standing,
(d)	manage and execute all approved programs, including paying third party consultants and contractors,
(e)	receive and spend funds from Yellowcake for the Expenditures, or from any other Joint Venture party, on behalf of the Property,
(f)	report all progress, findings, reports, technical data and any other matter related to the Property, to Yellowcake, and
(g)

act in accordance with good mining practises, in compliance with all applicable laws and in accordance with the care and skill normally expected by someone conducting and managing exploration, development and mining activities on behalf of legal or beneficial owners of the Property.

4.3

Yellowcake agrees that Strathmore may charge Yellowcake an operator’s fee calculated by multiplying the Expenditures made in accordance with approved programs and budgets, by 10%. The operator’s fee charged to and paid by Yellowcake will be considered to be Expenditures required to be made by Yellowcake to earn in its interest in the Property in accordance with this LOI.

5.	STRATHMORE RIGHT TO EARN BACK
5.1

Notwithstanding paragraphs 1.1 and 3.3, Strathmore will have up to 90 days after the date the Bankable Feasibility Report is delivered to Strathmore, to elect whether or not to retain or earn back, as the case may be (depending on whether or not Yellowcake has earned in its entire 60% interest in the Property), an 11% undivided interest in the Property by paying $7,500,000 to Yellowcake (minus any Expenditures that Yellowcake has not yet incurred).

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5.2

If Strathmore elects to retain or earn back an 11% undivided interest in the Property in accordance with 5.1, Strathmore’s resulting interest in the Property will be 51% and Yellowcake’s interest in the Property will be 49%.

6.	CONDITIONS PRECEDENT
6.1	This LOI is subject to and conditional upon:
(a)	Yellowcake is satisfied that the Property is
(i)	in good standing,
(ii)	100% owned, free and clear by Strathmore, and
(iii)	capable of being transferred by Strathmore to Yellowcake in accordance with this LOI.
6.2

Yellowcake will use its best efforts to satisfy the Conditions Precedent within 90 days from the date this LOI is signed (the “End Date”). In the event the Conditions Precedent are not satisfied by the End Date, and the Parties have not agreed to an extension of the End Date, then this LOI will terminate immediately without further notice.

7.	PUBLIC ANNOUNCEMENTS
7.1

The parties agree that neither party will make any press or public releases of information regarding the Property, this LOI or the subject matter of this LOI, without first obtaining the approval of the other party.

8.	FORMAL AGREEMENT
8.1	The parties agree that they will negotiate in good faith and use best efforts to execute a detailed joint venture agreement on terms normally included in joint venture agreements.
8.2	This LOI is intended to be legally binding on the parties until it is replaced by the detailed joint venture agreement or is terminated in accordance with this LOI.
9.	GOVERNING LAW
9.1	This LOI will be governed by and construed in accordance with the laws of British Columbia.
10.	ASSIGNMENT
10.1

The parties acknowledge that in entering into this LOI, Yellowcake is relying on Strathmore’s knowledge of the Property and experience in exploration, development and mining of uranium. Accordingly, Strathmore agrees that it may not assign or sell to any third party, all or part of Strathmore’s interest or obligations under this LOI without the consent of Yellowcake, which consent will not be unreasonably withheld.

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11.	DEFINITIONS
(a)

“Bankable Feasibility Report” means a detailed report, in form and substance sufficient for presentation to arm’s length institutional lenders considering project financing, showing the feasibility of placing any part of the Property into commercial production and will include a reasonable assessment of the various categories of ore reserves and their amenability to metallurgical treatment, a complete description of the work, equipment and supplies required to bring such part of the Property into commercial production and the estimated cost thereof, a description of the mining methods to be employed and a financial appraisal of the proposed operations and including at least the following:

(i)	a description of that part of the Property to be covered by the proposed mine;
(ii)	the estimated recoverable reserves of uranium and the estimated composition and content thereof;
(iii)	the proposed procedure for development, mining and production;
(iv)	results of ore amenability treatment tests (if any);
(v)

the nature and extent of the facilities proposed to be acquired, which may include mill or processing facilities if the size, extent and location of the ore body makes such mill or processing facilities feasible, in which event the study will also include a preliminary design for such mill or processing facilities;

(vi)

the total costs, including capital budget, which are reasonably required to purchase, construct and install all structures, machinery and equipment required for the proposed mine, including a schedule of timing of such requirements;

(vii)	all environmental impact studies and costs of implementation;
(viii)	the period in which it is proposed the Property will be brought to commercial production; and

such other data and information as are reasonably necessary to substantiate the existence of an ore deposit of sufficient size and grade to justify development of a mine, taking into account all relevant business, tax and other economic considerations including a cost comparison between purchasing or leasing and renting of facilities and equipment required for the operation of the Property as a mine.

11.2	“Closing” means the date Yellowcake informs Strathmore that the Conditions Precedent have either been satisfied or waived, but in any event will not be later than the End Date.

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11.3

“Expenditures” means a total of $7,500,000 in expenditures made by Yellowcake for exploration and development of the Property, in accordance with this LOI. Expenditures will include any fees charged by Strathmore while it is the Operator.

11.4	“$” or “Dollars” refers to US Funds.

If Strathmore agrees to the above terms and conditions please sign where indicated below and return a copy of this LOI to Yellowcake’s office.

Yours sincerely,

YELLOWCAKE MINERALS INC.

Per:	/s/ Robert Rich
Robert Rich, Director,

STRATHMORE MINERALS CORP.

Per:	/s/ Dev Randhawa
Dev Randhawa
Chairman and Chief Executive Officer

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SCHEDULE “A”

THE PROPERTY

STRATHMORE RESOURCES (US) LTD
Property Name: SKY, West Gas Hills Fremont County, WY CR 1-50 claims	Size in acres/ hectares: 1,030 acres / 417 hectares	Equity Owned: 100%

GEOLOGY and HISTORY

Roll-front deposits within sandstones of Eocene Wind River Formation. The Wind River is a fluvial deposit consisting of sandstones with lesser amounts of clay and siltstones, carbonaceous shale, and thin, discontinuous Depth to mineralization 980-1,030 ft. Property was explored by Exxon/Gulf in the 1970s and by Pathfinder Mines during the late 1970s to mid 1980s. Over 500 bore holes were previously drilled in the greater area, with 161 bore holes (1,050 ft total depth) drilled on the presently claimed Property. A core study in 1979 determined high transmissivity (average of 3.5 darcies) within the two sandstone host units of the mineralization. Strathmore owns the drilling data base, including gamma-logs, resource and ore delineation maps, x-sections, etc.

A NI 43-101 technical report for the Property has been completed and is available for viewing on www.sedar.com. The mineral resource estimates are provided in the following table:

MINERAL RESOURCES

SKY Ore Body (NI 43-101 report, Feb. 2007)

Resource	Tons	Ave grade %	Pounds
Indicated	668,688	0.07%	948,098
Inferred	55,086	0.05%	54,496
TOTAL	723,774	0.07%	1,002,594
Resources’ areas of influence (AOI)
Indicated: 200 ft x 200 ft AOI (<40,000 ft2)
Indicated: 400 ft x 400 ft AOI minus Indicated (max. area 160,000 ft2) Cutoff grade: 0.03% and 3 ft.

EXPLORATION POTENTIAL

Medium to High Potential to drill additional mineralization on the Property, increasing the NI 43-101 estimated resource and converting the indicated and inferred resources to measured resources/reserves.

This Property is planned for exploration drilling, coring, pump well installation, pump tests and groundwater quality and characterization during spring and summer, 2007.

Flora, fauna and cultural (archaeology) studies have been completed.

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